

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 30, 2009

Mr. Michael Cetrone
Chief Executive Officer and Chief Financial Officer
Cetrone Energy Company
11010 East Boundary Road
Elk, WA 99009

RE: Post Effective Amendment to Form S-1 filed on June 2, 2009
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
File No. 333-153381

Dear Mr. Cetrone:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2008

General

1. If applicable, please respond to the following comments in the company's pending post-effective amendment no. 1 to its registration statement on Form S-1, File No. 333-153381 which was filed on June 4, 2009. Please be aware that the effectiveness of the above referenced post-effective amendment to the registration statement is dependent on, among other things, the successful resolution of any outstanding issues relating to our review of the Form 10-K.

2. Please amend your December 31, 2008 Form 10-K to reflect the comments below.

3. Please ensure that your periodic reports are electronically submitted on EDGAR with the correct information for the period of the reports. In this regard, we note that your Annual Report on Form 10-K is filed for the period ended March 31, 2009 instead of your December 31, 2008 fiscal year end. Also we note that your Form 10-Q for the first quarter ended March 31, 2009 is filed for the period ended May 14, 2009 instead of your quarter ended March 31, 2009.

Cover Page of Form 10-K

4. It does not appear that your common stock is registered under Section 12(b) of Exchange Act. Please advise.

Documents Incorporated by Reference

5. We note that you incorporate portions of your Form S-1 registration statement as filed on December 13, 2007. We have the following comments:

- Please clearly identify the filing date of your Form S-1 registration statement from which you incorporate by reference.

- Please include the file number of your Form S-1 registration statement.

- Please comply with the requirements of paragraphs (a)(3) and (b) of Rule 12b-23 under the Exchange Act.

Cautionary Note, page 4

6. You are not eligible to rely on the safe harbor set forth in the Private Securities Litigation Reform Act of 1995. Refer to section 27A(b) of the Securities Act and section 21E(b) of the Exchange Act. Please revise accordingly. Please also comply with this comment under "Cautionary Statement" on page 10.

Item 1A - Risk Factors

Factors Affecting Future Operating Results, page 5

7. Since all risks and uncertainties that may harm your operating results and financial condition are material and should be discussed in this section, please delete the qualification in the last sentence.

Item 2 - Properties, page 8

8. Include a discussion in this section or by cross-reference to a discussion elsewhere of who owns the office space and telephone service and any other material terms of the arrangement between the company and the owner. Among other things, discuss any relationship between the company and the owner, the duration of the arrangement, the amount of office space, and whether the office space is used solely by the company.

9. If appropriate, copies of any written agreement should be filed as an exhibit.

Item 6 – Selected Financial Data, page 9

10. You disclose here that shareholders' equity totaled $3,296 as of December 31, 2008. Per review of your balance sheet, it appears that shareholders' equity actually totaled $221 as of December 31, 2008. Please revise your disclosure as appropriate.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Critical Accounting Policies, page 10

11. Please identify and disclose in future filings all of your critical accounting policies and estimates that are critical to your consolidated financial statements. Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

Item 9A(T) – Controls and Procedures, page 11

12. We note the conclusion in the second paragraph regarding the effectiveness of your disclosure controls and procedures. Please revise to simply state that your disclosure controls and procedures were not effective without adding the qualifier, "…to detect the inappropriate application of US GAAP standards." You should disclose separately the specific area that had problems which led to management's conclusion.

Management's Annual Report on Internal Control over Financial Reporting, page 12

13. You disclose that management concluded that your internal control over financial reporting as of December 31, 2008 was not effective in the specific areas described in the "Disclosure Controls and Procedures" section and as specifically described in the paragraphs following your conclusion. Please revise your disclosure to simply state that your internal control over financial reporting was not effective without adding, "…in the specific areas described in the "Disclosure Controls and Procedures" section above..." to the end of the your effectiveness conclusion. You should still refer readers to the specific areas that had problems and which led to your determination that your internal control over financial reporting was not effective, but this should be done in a separate sentence, so that it does not have the effect of qualifying or otherwise limiting your effectiveness conclusion.

Management's Annual Report on Internal Control over Financial Reporting, page 12

14. The company's definition of Internal Control in the first paragraph should be revised to conform to the language in Item 13a-15(f) of the Exchange Act.

Item 10 – Directors and Executive Officers and Corporate Governance, page 14

Corporate Governance, page 15

15. To avoid confusion, please clarify that the one director and two officers you refer under Nominating Committee and Audit Committee is Michael Cetrone who functions in the capacity of CEO and CFO.

Item 8 – Financial Statements and Supplementary Data

Statements of Operations, page F-4

16. In order not to imply a greater degree of precision than exists, revise your presentations of net income (loss) per share to round only to the nearest cent.

Statement of Stockholders' Equity, page F-6

17. Please identify this statement as that of a development stage company. Refer to paragraph 12 of SFAS 7.

Note 2 – Summary of Significant Accounting Principles, page F-7

Provision for Taxes, page F-10

18. You disclose that you had net deferred tax assets of approximately $2,047 before
taking into account the full valuation allowance at December 31, 2007. It appears
this disclosure actually relates to the year ended December 31, 2008. Please
revise.

Note 5 – Going Concern, page F-12

19. You disclose here that you had working capital of $3,296 as of December 31,
2008. Based upon your balance sheet, it appears you had total current assets of
$3,296 and your working capital was actually $221. Please revise your disclosure
accordingly.

Exhibit 31.1 – Certifications

20. Please amend your December 31, 2008 Form 10-K and your March 31, 2009
Form 10-Q to provide the certifications of Section 302 that conform to the
language in Item 601(B)(31) of Regulation S-K. Specifically, please:
   - Refer to the appropriate locations for the definition of disclosure controls and
     procedures in paragraph 4. Disclosure controls and procedures are now
     defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release
     33-8238, which became effective August 14, 2003;
   - Include certifications that do not exclude the introductory portion of paragraph
     4 as well as paragraph 4(b) as set forth in Item 601(B)(31) of Regulation S-K;
   - Revise paragraphs 4(a), (b) and (c), as well as paragraphs 5, 5(a) and 5(b), to
     present the language in Item 601(B)(31) of Regulation S-K;
   - Delete paragraph 6 as this paragraph is not within the template set forth in
     Item 601(B)(31) of Regulation S-K.
   Please note that when you amend your Form 10-K and Form 10-Q to provide the
   revised 302 certifications, the certifications should refer to your amended filings
   in the first paragraph and should be currently dated.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

21. Please address the above comments in your interim filings as well, as applicable.

Balance Sheet, page F-1

22. It appears that you have mislabeled your interim balance sheet as of March 31, 2008 instead of March 31, 2009. In addition, the column headings indicate that amounts in the Form 10-Q have been audited. Since none of the amounts included in the Form 10-Q, including the December 31, 2008 amounts, are covered by an audit report when they are presented in the Form 10-Q, you should not refer to them as being audited. Please make the appropriate revisions.

Item 4 – Controls and Procedures, page 9

(a) Evaluation of Disclosure Controls and Procedures, page 9

23. You disclose in your December 31, 2008 Form 10-K that your disclosure controls and procedures and your internal control over financial reporting were not effective. In addition, you had multiple material weaknesses and stated that management planned to address the material weaknesses once you have adequate funds. You disclose on page 10 of your March 31, 2009 Form 10-Q that there were no changes in your internal control over financial reporting during the quarter ended March 31, 2009. As such, it is not clear how you concluded that your disclosure controls and procedures were effective at March 31, 2009. Please revise your disclosure accordingly.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief